FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 000-22161

    Corgi International
Limited

    (Exact name of Registrant as specified in
its charter)

    Unit 10, 16/F, Wah Wai Centre, 38-40
      Au Pui Wan Street, Fotan, New Territories Hong Kong, S.A.R.,
China

    (Address of principal executive
offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated Oct 4,
2006

99.1

    Press release dated Oct 4,
2006

 Corgi Announces Agreements to Acquire Cards Inc and to Merge with Master Replicas.

HONG KONG--(BUSINESS WIRE)--Corgi International Limited has entered into a letter of intent to acquire the outstanding shares of Cards Inc.
Limited and an agreement to merge with Master Replicas Inc. in a stock-for-stock merger transaction. The closings of the acquisitions are expected to occur in the fourth quarter of 2006, after receipt of shareholder approval and satisfaction of other closing conditions.
The company, which will retain the Corgi name, will produce a wide variety of product categories, and will feature collectible products from licenses, on a combined basis, for nine of the ten highest grossing film franchises of all time, including Batman, James Bond,
Disney Classics, Harry Potter, Lord of the Rings, Pirates of the
Caribbean, Star Trek, Star Wars, and Spiderman.
Cards Inc., headquartered in Watford, England, specializes in creating licensed collectibles, gifts and toys. Master Replicas Inc., with headquarters in Walnut Creek, California, develops and markets movie replicas and high-end pop culture collectibles.
For more information about the companies, please visit
www.Corgi-International.com, www.MasterReplicas.com and
www.CardsInc.com.
This press release does not constitute an offer to sell, or a solicitation of offers to buy, any Corgi securities. The securities to be issued by Corgi in connection with such acquisitions have not been registered under the United States Securities Act of 1933 and absent such registration or an applicable exemption, may not be offered or sold in the United States.
About Corgi International
Corgi International, based in Hong Kong, sells die-cast
collectible products under its own brand. In the U.S., the company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. Corgi has a high-volume manufacturing operation in China and sales offices worldwide.

 Contact:
Corgi International Limited
George Volanakis, 312-873-6034
Cell: 843-290-6044
GVolanakis@corgi-usa.com
or
Investor Relations:
Adam Friedman Assoc.
Adam Friedman, 212-981-2529 ext.18
adam@adam-friedman.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED

(Registrant)

Date: Oct 4, 2006

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer